UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Changyou.com Ltd
(Name of Issuer)
Class A Shares
(Title of Class of Securities)
15911M107
(CUSIP Number)
February 25, 2020
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 15911M107

1	NAME OF REPORTING PERSON Athos Capital Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,017,970 Class A Shares represented by 2,008,985 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Shares)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,017,970 Class A Shares represented by 2,008,985 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Shares)
	8	SHARED DISPOSITIVE POWER 0
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,017,970 Class A Shares represented by 2,008,985 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Shares)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.11%
12	TYPE OF REPORTING PERSON OO

CUSIP No.: 15911M107

1	NAME OF REPORTING PERSON Matthew Love Moskey I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,017,970 Class A Shares represented by 2,008,985 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Shares)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,017,970 Class A Shares represented by 2,008,985 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Shares)
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,017,970 Class A Shares represented by 2,008,985 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Shares)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.11%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 15911M107

1	NAME OF REPORTING PERSON Friedrich Schulte-Hillen I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,017,970 Class A Shares represented by 2,008,985 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Shares)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,017,970 Class A Shares represented by 2,008,985 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Shares)
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,017,970 Class A Shares represented by 2,008,985 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Shares)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.11%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 15911M107
ITEM 1(a).	NAME OF ISSUER: Changyou.com Ltd
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: Changyou Building, Raycom Creative Industrial Park No. 65 Bajiao East Road, Shijingshan District Beijing 100043 People’s Republic of China
ITEM 2(a).	NAME OF PERSON FILING: Athos Capital Limited (the "Manager") Matthew Love Moskey Friedrich Schulte-Hillen
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: For Athos Capital Limited , Matthew Love Moskey, Friedrich Schulte-Hillen: 8 Queens Road Central, 8th Floor, Hong Kong
ITEM 2(c).	CITIZENSHIP: Athos Capital Limited is a company incorporated under the laws of Hong Kong Matthew Love Moskey is a citizen of the United Kingdom Friedrich Schulte-Hillen is a citizen of Germany
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Class A Shares
ITEM 2(e).	CUSIP NUMBER: 15911M107
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
4,017,970 Class A Shares represented by 2,008,985 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Shares)

The percentages used in this Schedule 13G are based upon 39,735,112 Class A Shares reported to be outstanding in the Agreement and Plan of Merger of the Company filed as exhibit 99.2 to the Company's Form 6-K filed on January 24, 2020.
(b) Percent of class:
10.11%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Athos Capital Limited - 4,017,970 Class A Shares represented by 2,008,985 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Shares)
Matthew Love Moskey - 0
Friedrich Schulte-Hillen - 0
(ii) shared power to vote or to direct the vote:
Athos Capital Limited - 0
Matthew Love Moskey - 4,017,970 Class A Shares represented by 2,008,985 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Shares)
Friedrich Schulte-Hillen - 4,017,970 Class A Shares represented by 2,008,985 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Shares)

(iii) sole power to dispose or direct the disposition of:
Athos Capital Limited - 4,017,970 Class A Shares represented by 2,008,985 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Shares)
Matthew Love Moskey - 0
Friedrich Schulte-Hillen - 0
(iv) shared power to dispose or to direct the disposition of:
Athos Capital Limited - 0
Matthew Love Moskey - 4,017,970 Class A Shares represented by 2,008,985 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Shares)
Friedrich Schulte-Hillen - 4,017,970 Class A Shares represented by 2,008,985 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Shares)
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
The Shares are owned directly by Athos Asia Event Driven Master Fund (the "Private Fund"), a separately managed account (the "Separately Managed Account") and a special purpose corporation (the "Special Purpose Corporation" and together with the Private Fund and the Separately Managed Account, the "Accounts") that are managed and advised by the Manager. The Accounts have the right to receive dividends from, as well as the proceeds from the sale of, the Shares.

The Manager may be deemed to be a beneficial owner under Rule 13d-3 of the United States Securities Exchange Act of 1934, as amended (the "1934 Act"), of the Shares held by the Accounts, as, in its capacity as manager of the Accounts, it has the power to vote and dispose of, or direct the voting and disposition of, the Shares.

The Manager is owned by Matthew Love Moskey and Friedrich Schulte-Hillen, each of whom may be deemed to beneficially own the Shares under Rule 13d-3 of the 1934 Act.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: N/A
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 15911M107
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 27 2020	Athos Capital Limited By: /s/ Hitesh Uttam Name: Hitesh Uttam Title: Chief Operating Officer
February 27 2020	Matthew Love Moskey By: /s/ Matthew Love Moskey Name: Matthew Love Moskey Title:
February 27 2020	Friedrich Schulte-Hillen By: /s/ Friedrich Schulte-Hillen Name: Friedrich Schulte-Hillen Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 15911M107
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the United States Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Shares of Changyou.com Ltd, an exempted company incorporated under the laws of the Cayman Islands, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 27, 2020.

Athos Capital Limited
By: /s/ Hitesh Uttam
Name: Hitesh Uttam
Title: Chief Operating Officer

/s/ Matthew Love Moskey
Matthew Love Moskey

/s/ Friedrich Schulte-Hillen
Friedrich Schulte-Hillen